SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES ACT OF 1934

Diversey Holdings, Ltd.
(Name of the Issuer)

Diversey Holdings, Ltd.
Olympus Water Holdings IV, L.P.
Diamond Merger Limited
Platinum Equity Capital Partners IV, L.P.
Platinum Equity Capital Partners V, L.P.
BCPE Diamond Investor, LP
BCPE Diamond GP, LLC
Bain Capital Fund XI, LP
Bain Capital Partners XI, L.P.
Bain Capital Investors, LLC
(Names of Persons Filing Statement)
Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)
G28923103
(CUSIP Number of Class of Securities)

Diversey Holdings, Ltd. Chief Executive Officer 1300 Altura Road, Suite 125 Fort Mill, SC 29708 (803) 746-2200	Olympus Water Holdings IV, L.P. Diamond Merger Limited Platinum Equity Capital Partners IV, L.P. Platinum Equity Capital Partners V, L.P. 2475 Pinnacle Drive Wilmington, DE 19803 (310) 712-1850
BCPE Diamond Investor, LP
BCPE Diamond GP, LLC
Bain Capital Fund XI, LP
Bain Capital Partners XI, L.P.
Bain Capital Investors, LLC
c/o Bain Capital Investors, LLC
200 Clarendon Street
Boston, MA 02116
(617) 516-2000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
David A. Katz Zachary S. Podolsky Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000
Ari Lanin
Gibson, Dunn & Crutcher LLP
2029 Century Park East Suite 4000
Los Angeles, CA 90067
(310) 552-8500
Evan D’Amico
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
(202) 955-8500
James Moloney
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, CA 92612
(949) 451-3800
Sarkis Jebejian, P.C. Christopher M. Thomas, P.C. Bradley C. Reed, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654 (312) 862-2000
This statement is filed in connection with (check the appropriate box):
a.   ☒
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.   ☐
The filing of a registration statement under the Securities Act of 1933.

c.   ☐
A tender offer.

d.   ☐
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Diversey Holdings, Ltd., a Cayman Islands exempted company (“Diversey” or the “Company”) and the issuer of the Ordinary Shares, $0.0001 par value (the “Ordinary Shares”) that is the subject of the Rule 13e-3 transaction; (2) Olympus Water Holdings IV, L.P., a Cayman Islands exempted limited partnership (“Parent”); (3) Diamond Merger Limited, a Cayman Islands exempted company and a wholly owned subsidiary of the Parent (“Merger Sub”); (4) Platinum Equity Capital Partners IV, L.P., a Delaware limited partnership (“Platinum IV”); (5) Platinum Equity Capital Partners V, L.P., a Delaware limited partnership (“Platinum V”); (6) BCPE Diamond Investor, LP, a Delaware limited partnership (the “Bain Shareholder”), the Company’s controlling shareholder and an entity advised by Bain Capital Private Equity, LP; (7) BCPE Diamond GP, LLC, a Delaware limited liability company; (8) Bain Capital Fund XI, LP, a Cayman Islands exempted limited partnership; (9) Bain Capital Partners XI, L.P., a Cayman Islands exempted limited partnership; and (10) Bain Capital Investors, LLC, a Delaware limited liability company.
This Transaction Statement relates to the Agreement and Plan of Merger, dated March 8, 2023 (including all exhibits and documents attached thereto, and as it may be amended from time to time, the (“Merger Agreement”), by and among Parent, acting by its general partner, Olympus Water Holdings Limited, a Cayman Islands exempted company incorporated with limited liability, Merger Sub, and the Company. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent (the transaction contemplated by the Merger Agreement, including the Merger, collectively, the “Transactions”).
At the effective time of the Merger (the “Effective Time”), each Ordinary Share issued and outstanding at the Effective Time (other than (1) the Ordinary Shares held by the Company, Parent, Merger Sub or any direct or indirect wholly owned subsidiary of Parent or Merger Sub (each, an “Owned Company Share”), (2) the Ordinary Shares as to which the holder has validly exercised and perfected and not effectively withdrawn or lost their rights to dissent under the applicable provisions of the Companies Act (2023 Revision) of the Cayman Islands (the “CICA”), (3) the Rollover Shares (as defined below) and (4) the Ordinary Shares held by the Bain Shareholder that are not Rollover Shares (as defined below) (the “Bain Shares”)) will automatically be canceled and converted into the right to receive cash in an amount equal to $8.40, without interest thereon and subject to any applicable withholding taxes. At the Effective time, each Owned Company Share will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor, and the Bain Shares will automatically be cancelled and converted into the right to receive cash in an amount equal to $7.84, without interest thereon and subject to any applicable withholding taxes (the “Bain Consideration”). Upon completion of the Merger, the Ordinary Shares will no longer be publicly traded, and the Company’s shareholders (other than holders of the Rollover Shares, indirectly) will cease to have any ownership interest in the Company. Certain Ordinary Shares (the “Rollover Shares”) will be exchanged by the Bain Shareholder immediately prior to the Effective Time for common and preferred units of Olympus Water Holdings I, L.P. (“Topco”), a Cayman Islands exempted limited partnership and affiliate of Platinum Equity, LLC (“Platinum”) (and, in certain circumstances, preferred interests of a subsidiary of Topco) in accordance with the terms of the Rollover Contribution Agreement (the “Rollover Agreement”), dated as of March 8, 2023 (as may be amended, restated or otherwise modified from time to time), by and among the Bain Shareholder and Topco (such Rollover Shares being valued at an amount equal to the Bain Consideration). The Rollover Shares represent approximately 56.1% of the Ordinary Shares held by the Bain Shareholder immediately prior to the Effective Time (which amount is subject to increase up to approximately 61.5% if Topco elects, prior to the closing of the Merger, to cause the Bain Shareholder to contribute additional Ordinary Shares in exchange for additional preferred units of Topco (or a subsidiary thereof)).
On March 8, 2023, concurrently with the execution of the Merger Agreement, the Bain Shareholder (in its capacity as a shareholder of the Company), entered into the Voting Agreement with the Company and Parent (the “Voting Agreement”), pursuant to which the Bain Shareholder agreed, among other things, to vote the Bain Shares in favor of the adoption of the Merger Agreement.

In connection with entering into the Merger Agreement, on March 8, 2023, the Company, Parent, Merger Sub, Diversey Holdings I (UK) Limited, a private limited company organized in England and Wales (“Holdings UK”), Topco, the Bain Shareholder and BCPE Diamond Cayman Holding Limited, a Cayman Islands exempted company (“BCPE Cayman”) as representative to the shareholders, entered into the Tax Indemnity Agreement (the “Tax Indemnity Agreement”). Pursuant to the Tax Indemnity Agreement, and in connection with the transactions contemplated by the Merger Agreement, Rollover Agreement and TRA Termination Agreement (as defined below), the Bain Shareholder has agreed to indemnify, defend and hold harmless Topco and its subsidiaries and affiliates (including Parent and the surviving Company), and each of their respective officers, directors, partners, members, employees, agents, representatives, successors and permitted assigns against certain taxes and related losses (including interest and penalties) of the Company and its subsidiaries, subject to the terms and conditions contained in the Tax Indemnity Agreement. Additionally, on March 8, 2023, the Company, Holdings UK and BCPE Cayman, entered into the Tax Receivable Termination Agreement (the “TRA Termination Agreement”), pursuant to which, among other things, the parties agreed to terminate the Company’s existing Tax Receivable Agreement, dated as of March 24, 2021, by and among the Company, Holdings UK, BCPE Cayman, as representative to the shareholders, and the other parties thereto (the “Tax Receivable Agreement”), with such termination effective upon the consummation of the Merger. From and after the effective date of the TRA Termination Agreement, no payments will be made to any person in respect of, or pursuant to, the Tax Receivable Agreement.
The board of directors of the Company (the “Board”) formed a special committee of the Board comprised solely of directors of the Company who are not directly or indirectly affiliated with, and who are otherwise independent from, the Bain Shareholder and Platinum and who are not members of the Company’s management (the “Special Committee”) to consider if the Transactions were fair to, and in the best interest of, the Company and the Unaffiliated Shareholders (as defined below), and to review, evaluate and negotiate the terms and conditions thereof and take other actions that the Special Committee deemed appropriate. The Special Committee, as more fully described in the preliminary Proxy Statement, evaluated the Merger in consultation with the Company’s management and its own independent legal and financial advisors and considered various material factors. After careful consideration, and after several months of diligence and additional negotiations, the Special Committee, pursuant to resolutions adopted at a meeting of the Special Committee held on March 7, 2023, unanimously (1) determined that the transactions contemplated by the Merger Agreement and the Plan of Merger required to be filed with the Cayman Islands Registrar of Companies, attached as Exhibit A to the Merger Agreement (as it may be amended from time to time, the “Plan of Merger”), including the Merger Agreement, the TRA Termination Agreement, the Voting Agreement and the Limited Guarantee, dated as of March 8, 2023 (as amended, modified or supplemented (including by waiver or consent) from time to time), executed by Platinum IV and Platinum V (and the Company) and delivered to the Company (the “Limited Guarantee”), are fair to, and in the best interests of, the Unaffiliated Shareholders (as defined below); (2) recommended that the Board approve, adopt and declare advisable the Merger Agreement and cause the Company to consummate the Merger upon the terms and subject to the conditions set forth therein; (3) recommended that the Board approve the execution, delivery and performance by the Company of its covenants and other obligations under the Merger Agreement, the TRA Termination Agreement, the Voting Agreement and the Limited Guarantee, and the consummation by the Company of the contemplated transactions thereby, upon the terms and conditions set forth therein, (4) recommended that the Board direct that the Merger Agreement and the Plan of Merger be submitted to the Company’s shareholders for approval and (5) recommended that the Board resolve to recommend that the Company’s shareholders authorize the Plan of Merger in accordance with the Company’s organizational documents and the CICA. “Unaffiliated Shareholders” means the Company’s unaffiliated security holders as defined under Rule 13e-3 of the Exchange Act.
The Board, based in part on the unanimous recommendation of the Special Committee, unanimously (1) determined that it is in the best interests of the Company, and declared it advisable, to enter into the Merger Agreement and consummate the Merger upon the terms and subject to the conditions set forth therein; (2) approved the execution and delivery of the Merger Agreement by the Company, the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and conditions set forth therein; (3) directed that the Merger Agreement and the Plan of

Merger be submitted to the Company’s shareholders for approval; and (4) resolved to recommend that the Company’s shareholders authorize the Plan of Merger in accordance with the Company’s organizational documents and the CICA.
At an extraordinary general meeting of the shareholders of the Company (the “Special Meeting”), the Company’s shareholders will be asked to consider and vote upon (1) a proposal by special resolution to authorize the Merger Agreement, the Plan of Merger and the Transactions (the “Merger Proposal”); and (2) an advisory and non-binding proposal by ordinary resolution on specified compensation that may become payable to the Company’s named executive officers in connection with the Merger (the “Named Executive Officer Merger-Related Compensation Proposal”).
The Merger cannot be completed unless shareholders holding at least two-thirds of the votes cast by the holders of the Ordinary Shares present and voting in person or by proxy and entitled to vote affirmatively vote in favor of the Merger Proposal. The approval of the advisory and non-binding Named Executive Officer Merger-Related Compensation Proposal requires the affirmative vote of at least a simple majority of the votes cast by the holders of Ordinary Shares present and voting in person or by proxy and entitled to vote at the Special Meeting. The approval of the Named Executive Officer Merger-Related Compensation Proposal is not a condition to completion of the Merger.
Concurrently with the filing of this Transaction Statement, the Company is filing a proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which the Company is soliciting proxies from the Company’s shareholders in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.
Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.
While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.
The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.
Item 1.   Summary Term Sheet
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger, the Plan of Merger and the Special Meeting”

Item 2.   Subject Company Information
(a)   Name and address.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“The Companies”
(b)   Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger, the Plan of Merger and the Special Meeting”
“The Special Meeting — Record Date and Quorum”
“Important Information Regarding the Company”
“Security Ownership of Certain Beneficial Owners and Management”
(c)   Trading market and price.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Current Market Price of Ordinary Shares”
(d)   Dividends.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Current Market Price of Ordinary Shares”
(e)   Prior public offerings.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding the Company — Prior Public Offerings”
(f)   Prior share purchases.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding the Company — Prior Public Offerings”
“Important Information Regarding the Company — Certain Transactions in the Ordinary Shares”
Item 3.   Identity and Background of Filing Person
(a) — (c)    Name and Address of Each Filing Person; Business and Background of Entities; Business and Background of Natural Persons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — The Companies”
“The Companies”
“Important Information Regarding the Company”
“Important Information Regarding the Parent Entities and the Bain Shareholder”
Item 4.   Terms of the Transaction
(a) — (1)   Material terms. Tender offers.   Not applicable
(a) — (2)   Mergers or Similar Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger, the Plan of Merger and the Special Meeting”

“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger”
“Special Factors — Recommendation of the Diversey Board of Directors and Special Committee”
“Special Factors — Reasons of the Parent Entities for the Merger”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Reasons of the Bain Shareholder for the Merger”
“Special Factors — Position of the Bain Shareholder as to the Fairness of the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Certain Effects on the Company if the Merger Is Not Completed”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Certain Material U.S. Federal Income Tax Consequences of the Merger”
“The Special Meeting — Vote Required for Approval”
“The Merger Agreement — Payment Procedures”
“The Merger Agreement — Treatment of Equity Compensation Awards”
“The Merger Agreement — Conditions to the Merger”
Annex A — Agreement and Plan of Merger
(c)   Different terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger, the Plan of Merger and the Special Meeting”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Limited Guarantee”
“Special Factors — Voting Agreement”
“Special Factors — Rollover Agreement”
“Special Factors — Tax Indemnity Agreement”
“Special Factors — TRA Termination Agreement”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement — The Merger Consideration and the Conversion of Ordinary Shares”
“The Merger Agreement — Treatment of Equity Compensation Awards”
“The Merger Agreement — Payment Procedures”
“The Merger Agreement — Employee Compensation and Benefits”
“The Merger Agreement — Directors’ and Officers’ Indemnification and Insurance”
“Proposal 2. The Named Executive Officer Merger-Related Compensation Proposal”

Annex A — Agreement and Plan of Merger
Annex C — Voting Agreement
Annex D — Rollover Agreement
Annex E — Tax Indemnity Agreement
Annex F — TRA Termination Agreement
(d)   Appraisal rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Questions and Answers About the Merger, the Plan of Merger and the Special Meeting”
“Special Factors — Certain Effects of the Merger”
“Dissenting Shareholder Rights under the Companies Act (2023 Revision) of the Cayman Islands”
Annex H — Section 238 of the Companies Act (2023 Revision) of the Cayman Islands
(e)   Provisions for unaffiliated security holders.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Special Factors — Reasons for the Merger”
“Special Factors — Recommendation of the Diversey Board of Directors and Special Committee”
“Provisions for Unaffiliated Shareholders”
(f)   Eligibility for listing or trading.   Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements
(a)(1) — (2)    Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Limited Guarantee”
“Special Factors — Voting Agreement”
“Special Factors — Rollover Agreement”
“Special Factors — Tax Indemnity Agreement”
“Special Factors — TRA Termination Agreement”
“The Merger Agreement”
“Important Information Regarding the Company — Prior Public Offerings”
“Important Information Regarding the Company — Certain Transactions in the Ordinary Shares”
“Important Information Regarding the Company — Past Contracts, Transactions, Negotiations and Agreements”

“Important Information Regarding the Parent Entities and the Bain Shareholder”
“Proposal 2. The Named Executive Officer Merger-Related Compensation Proposal”
Annex A — Agreement and Plan of Merger
Annex C — Voting Agreement
Annex D — Rollover Agreement
Annex E — Tax Indemnity Agreement
Annex F — TRA Termination Agreement
(b) — (c)    Significant corporate events; Negotiations or contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger”
“Special Factors — Recommendation of the Diversey Board of Directors and Special Committee”
“Special Factors — Reasons of the Parent Entities for the Merger”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Reasons of the Bain Shareholder for the Merger”
“Special Factors — Position of the Bain Shareholder as to the Fairness of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Voting Agreement”
“Special Factors — Rollover Agreement”
“Special Factors — Tax Indemnity Agreement”
“Special Factors — TRA Termination Agreement”
“Proposal 2. The Named Executive Officer Merger-Related Compensation Proposal”
“The Merger Agreement”
Annex A — Agreement and Plan of Merger
Annex C — Voting Agreement
Annex D — Rollover Agreement
Annex E — Tax Indemnity Agreement
Annex F — TRA Termination Agreement
(e)   Agreements involving the subject company’s securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger, the Plan of Merger and the Special Meeting”

“Special Factors — Background of the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Intent of Diversey’s Directors and Executive Officers to Vote in Favor of the Merger”
“Special Factors — Intent of the Bain Shareholder to Vote in Favor of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Limited Guarantee”
“Special Factors — Voting Agreement”
“Special Factors — Rollover Agreement”
“Special Factors — Tax Indemnity Agreement”
“Special Factors — TRA Termination Agreement”
“The Merger Agreement”
“The Special Meeting — Vote Required for Approval”
“Proposal 2. The Named Executive Officer Merger-Related Compensation Proposal”
“Important Information Regarding the Company — Certain Transactions in the Ordinary Shares”
“Important Information Regarding the Company — Past Contracts, Transactions, Negotiations and Agreement”
Annex A — Agreement and Plan of Merger
Annex C — Voting Agreement
Annex D — Rollover Agreement
Annex E — Tax Indemnity Agreement
Annex F — TRA Termination Agreement
Item 6.   Purposes of the Transaction, and Plans or Proposals
(b)   Use of securities acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Plans for the Company After the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Certain Effects on the Company if the Merger Is Not Completed”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Delisting and Deregistration of Ordinary Shares”
“Special Factors — Financing of the Merger”
“The Merger Agreement — Treatment of Equity Compensation Awards”
“The Merger Agreement — Payment Procedures”

Annex A — Agreement and Plan of Merger
(c)(1) — (8)    Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger, the Plan of Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger”
“Special Factors — Recommendation of the Diversey Board of Directors and Special Committee”
“Special Factors — Reasons of the Parent Entities for the Merger”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Reasons of the Bain Shareholder for the Merger”
“Special Factors — Position of the Bain Shareholder as to the Fairness of the Merger”
“Special Factors — Plans for the Company After the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Certain Effects on the Company if the Merger Is Not Completed”
“Special Factors — Intent of Diversey’s Directors and Executive Officers to Vote in Favor of the Merger”
“Special Factors — Intent of the Bain Shareholder to Vote in Favor of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Delisting and Deregistration of Ordinary Shares”
“Special Factors — Financing of the Merger”
“Special Factors — Limited Guarantee”
“Special Factors — Voting Agreement”
“Special Factors — Rollover Agreement”
“Special Factors — Tax Indemnity Agreement”
“Special Factors — TRA Termination Agreement”
“The Merger Agreement — Treatment of Equity Compensation Awards”
“Important Information Regarding the Company”
Annex A — Agreement and Plan of Merger
Item 7.   Purposes, Alternatives, Reasons and Effects
(a)   Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger, the Plan of Merger and the Special Meeting”
“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger”
“Special Factors — Recommendation of the Diversey Board of Directors and Special Committee”
“Special Factors — Reasons of the Parent Entities for the Merger”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Reasons of the Bain Shareholder for the Merger”
“Special Factors — Position of the Bain Shareholder as to the Fairness of the Merger”
“Special Factors — Plans for the Company After the Merger”
“Special Factors — Certain Effects of the Merger”
(b)   Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger”
“Special Factors — Recommendation of the Diversey Board of Directors and Special Committee”
“Special Factors — Reasons of the Parent Entities for the Merger”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Reasons of the Bain Shareholder for the Merger”
“Special Factors — Position of the Bain Shareholder as to the Fairness of the Merger”
“Special Factors — Certain Effects on the Company if the Merger is Not Completed”
(c)   Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger”
“Special Factors — Recommendation of the Diversey Board of Directors and Special Committee”
“Special Factors — Opinion of the Special Committee’s Financial Advisor”
“Special Factors — Reasons of the Parent Entities for the Merger”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Reasons of the Bain Shareholder for the Merger”
“Special Factors — Position of the Bain Shareholder as to the Fairness of the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Certain Effects on the Company if the Merger Is Not Completed”
“Special Factors — Management Projections”
Annex G — Opinion of Evercore Group L.L.C.

(d)   Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger, the Plan of Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger”
“Special Factors — Recommendation of the Diversey Board of Directors and Special Committee”
“Special Factors — Opinion of the Special Committee’s Financial Advisor”
“Special Factors — Reasons of the Parent Entities for the Merger”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Reasons of the Bain Shareholder for the Merger”
“Special Factors — Position of the Bain Shareholder as to the Fairness of the Merger”
“Special Factors — Plans for the Company After the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Certain Effects on the Company if the Merger Is Not Completed”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Certain Material U.S. Federal Income Tax Consequences of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Fees and Expenses”
“Special Factors — Delisting and Deregistration of Ordinary Shares”
“The Merger Agreement — Treatment of Equity Compensation Awards”
“The Merger Agreement — Directors’ and Officers’ Indemnification and Insurance”
“The Merger Agreement — Employee Compensation and Benefits”
“Dissenting Shareholder Rights Under the Companies Act (2023 Revision) of the Cayman Islands”
“Proposal 2. The Named Executive Officer Merger-Related Compensation Proposal”
Annex A — Agreement and Plan of Merger
Annex G — Opinion of Evercore Group L.L.C.
Item 8.   Fairness of the Transaction
(a) — (b)    Fairness; Factors considered in determining fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger, the Plan of Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger”

“Special Factors — Recommendation of the Diversey Board of Directors and Special Committee”
“Special Factors — Opinion of the Special Committee’s Financial Advisor”
“Special Factors — Reasons of the Parent Entities for the Merger”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Reasons of the Bain Shareholder for the Merger”
“Special Factors — Position of the Bain Shareholder as to the Fairness of the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
Annex G — Opinion of Evercore Group L.L.C.
The preliminary discussion materials dated January 26, 2023, February 1, 2023, February 9, 2023, February 13, 2023, February 14, 2023, February 15, 2023, February 16, 2023, February 17, 2023, February 21, 2023, February 22, 2023, February 23, 2023, February 24, 2023, February 27, 2023, February 28, 2023, March 1, 2023, March 2, 2023, March 3, 2023 and March 4, 2023 and the discussion materials dated March 7, 2023, each prepared by the Evercore Group L.L.C. and reviewed by the Special Committee, are filed as Exhibits (c)(ii) – (xxvi) and incorporated herein by reference.
(c)   Approval of security holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger, the Plan of Merger and the Special Meeting”
“Special Factors — Reasons for the Merger”
“Special Factors — Recommendation of the Diversey Board of Directors and Special Committee”
“Special Factors — Reasons of the Parent Entities for the Merger”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Reasons of the Bain Shareholder for the Merger”
“Special Factors — Position of the Bain Shareholder as to the Fairness of the Merger”
“The Special Meeting — Record Date and Quorum”
“The Special Meeting — Vote Required for Approval”
“The Special Meeting — Voting and Proxies”
“The Special Meeting — Revocation of Proxies”
“The Merger Agreement — Conditions to the Merger”
“Proposal 1. The Merger Proposal”
Annex A — Agreement and Plan of Merger(d) Unaffiliated representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger”

“Special Factors — Recommendation of the Diversey Board of Directors and Special Committee”
“Special Factors — Reasons of the Parent Entities for the Merger”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Reasons of the Bain Shareholder for the Merger”
“Special Factors — Position of the Bain Shareholder as to the Fairness of the Merger”
“Provisions for Unaffiliated Shareholders”
(e)   Approval of directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger, the Plan of Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger”
“Special Factors — Recommendation of the Diversey Board of Directors and Special Committee”
“Special Factors — Reasons of the Parent Entities for the Merger”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Reasons of the Bain Shareholder for the Merger”
“Special Factors — Position of the Bain Shareholder as to the Fairness of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Intent of Diversey’s Directors and Executive Officers to Vote in Favor of the Merger”
(f)   Other offers.   Not applicable.
Item 9.   Reports, Opinions, Appraisals and Negotiations
(a) — (b)    Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger, the Plan of Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger”
“Special Factors — Recommendation of the Diversey Board of Directors and Special Committee”
“Special Factors — Opinion of the Special Committee’s Financial Advisor”
“Special Factors — Reasons of the Parent Entities for the Merger”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Reasons of the Bain Shareholder for the Merger”
“Special Factors — Position of the Bain Shareholder as to the Fairness of the Merger”
“Where You Can Find More Information”

Annex G — Opinion of Evercore Group L.L.C.
The preliminary discussion materials dated January 26, 2023, February 1, 2023, February 9, 2023, February 13, 2023, February 14, 2023, February 15, 2023, February 16, 2023, February 17, 2023, February 21, 2023, February 22, 2023, February 23, 2023, February 24, 2023, February 27, 2023, February 28, 2023, March 1, 2023, March 2, 2023, March 3, 2023 and March 4, 2023 and the discussion materials dated March 7, 2023, each prepared by the Evercore Group L.L.C. and reviewed by the Special Committee, are filed as Exhibits (c)(ii) – (xxvi) and are incorporated herein by reference.
(c)   Availability of documents.   The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Company or by a representative who has been so designated in writing.
Item 10.   Source and Amounts of Funds or Other Consideration
(a) — (b), (d)    Source of funds; Conditions; Borrowed funds.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Financing of the Merger”
“Special Factors — Limited Guarantee”
“The Merger Agreement — Reasonable Best Efforts”
“The Merger Agreement — Conditions to the Merger”
“The Merger Agreement — Conduct of the Company’s Business During the Pendency of the Merger”
Annex A — Agreement and Plan of Merger
(c)   Expenses.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger, the Plan of Merger and the Special Meeting”
“Special Factors — Special Committee Fees”
“Special Factors — Fees and Expenses”
“Special Factors — Certain Effects on the Company if the Merger Is Not Completed”
“The Special Meeting — Solicitation of Proxies”
“The Merger Agreement — Termination Fees and Expenses”
Annex A — Agreement and Plan of Merger
Item 11.   Interest in Securities of the Subject Company
(a)   Securities ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Security Ownership of Certain Beneficial Owners and Management”
“Important Information Regarding the Parent Entities and the Bain Shareholder”

“Special Factors — Voting Agreement”
“Special Factors — Rollover Agreement”
Annex C — Voting Agreement
Annex D — Rollover Agreement
(b)   Securities transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Voting Agreement”
“Special Factors — Rollover Agreement”
“Important Information Regarding the Company — Prior Public Offerings”
“Important Information Regarding the Company — Certain Transactions in the Ordinary Shares”
“The Merger Agreement”
Annex A — Agreement and Plan of Merger
Annex C — Voting Agreement
Annex D — Rollover Agreement
Item 12.   The Solicitation or Recommendation
(d)   Intent to tender or vote in a going-private transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger, the Plan of Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger”
“Special Factors — Recommendation of the Diversey Board of Directors and Special Committee”
“Special Factors — Reasons of the Parent Entities for the Merger”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Reasons of the Bain Shareholder for the Merger”
“Special Factors — Position of the Bain Shareholder as to the Fairness of the Merger”
“Special Factors — Intent of Diversey’s Directors and Executive Officers to Vote in the Merger”
“Special Factors — Intent of the Bain Shareholder to Vote in Favor of the Merger”
“Special Factors — Voting Agreement”
“The Special Meeting — Vote Required for Approval”
Annex A — Agreement and Plan of Merger
Annex C — Voting Agreement
(e)   Recommendation of others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers About the Merger, the Plan of Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger”
“Special Factors — Recommendation of the Diversey Board of Directors and Special Committee”
“Special Factors — Reasons of the Parent Entities for the Merger”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Reasons of the Bain Shareholder for the Merger”
“Special Factors — Position of the Bain Shareholder as to the Fairness of the Merger”
“Proposal 1. The Merger Proposal”
Item 13.   Financial Information
(a)   Financial statements.   The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 are incorporated herein by reference.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Certain Effects of the Merger”
“Special Factors — Management Projections”
“Important Information Regarding the Company — Book Value Per Ordinary Share”
“Where You Can Find More Information”
(b)   Pro forma information.   Not applicable.
Item 14.   Persons/Assets, Retained, Employed, Compensated or Used
(a) — (b)    Solicitations or recommendations; Employees and corporate assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger, the Plan of Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger”
“Special Factors — Recommendation of the Diversey Board of Directors and Special Committee”
“Special Factors — Reasons of the Parent Entities for the Merger”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Reasons of the Bain Shareholder for the Merger”
“Special Factors — Position of the Bain Shareholder as to the Fairness of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Fees and Expenses”

“The Special Meeting — Solicitation of Proxies”
Item 15.   Additional Information
(b)   Golden Parachute Compensation.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement — Treatment of Equity Compensation Awards”
“Proposal 2. The Named Executive Officer Merger-Related Compensation Proposal”
Annex A — Agreement and Plan of Merger
(c)   Other material information.   The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
Item 16.   Exhibits
The following exhibits are filed herewith:
(a)(i)	Preliminary Proxy Statement of Diversey Holdings, Ltd. (included in the Schedule 14A filed on April 11, 2023 and incorporated herein by reference).
(a)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
(a)(iii)	Letter to Shareholders (included in the Proxy Statement and incorporated herein by reference).
(a)(iv)	Notice of Special Meeting of Shareholders (included in the Proxy Statement and incorporated herein by reference).
(a)(v)	Current Report on Form 8-K, dated March 8, 2023 (included in Schedule 14A filed on March 8, 2023 and incorporated herein by reference).
(a)(vi)	Current Report on Form 8-K/A, dated March 8, 2023 (included in Schedule 14A filed on March 8, 2023 and incorporated herein by reference).
(a)(vii)	Email to Customers, dated March 8, 2023 (included in Schedule 14A filed on March 8, 2023 and incorporated herein by reference).
(a)(viii)	Email to Employees, dated March 8, 2023 (included in Schedule 14A filed on March 8, 2023 and incorporated herein by reference).
(a)(ix)	Employee FAQ, dated March 8, 2023 (included in Schedule 14A filed on March 8, 2023 and incorporated herein by reference).
(a)(x)	Press Release, dated March 8, 2023 (included in Schedule 14A filed on March 8, 2023 and incorporated herein by reference).
(a)(xi)	Press Release, dated March 17, 2023 (included in Schedule 14A filed on March 8, 2023 and incorporated herein by reference).
(c)(i)	Opinion of Evercore Group L.L.C., dated March 7, 2023 (included as Annex G to the Proxy Statement and incorporated herein by reference).
(c)(ii)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated January 26, 2023.

(c)(iii)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 1, 2023.
(c)(iv)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 9, 2023.
(c)(v)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 13, 2023.
(c)(vi)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 13, 2023.
(c)(vii)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 14, 2023.
(c)(viii)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 14, 2023.
(c)(ix)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 15, 2023.
(c)(x)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 15, 2023.
(c)(xi)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 15, 2023.
(c)(xii)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 16, 2023.
(c)(xiii)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 17, 2023.
(c)(xiv)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 21, 2023.
(c)(xv)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 22, 2023.
(c)(xvi)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 22, 2023.
(c)(xvii)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 23, 2023.
(c)(xviii)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 24, 2023.
(c)(xix)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 27, 2023.
(c)(xx)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 28, 2023.
(c)(xxi)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated March 1, 2023.
(c)(xxii)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated March 1, 2023.
(c)(xxiii)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated March 2, 2023.
(c)(xxiv)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated March 3, 2023.
(c)(xxv)	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated March 4, 2023.
(c)(xxvi)	Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated March 7, 2023.

(d)(i)	Agreement and Plan of Merger, dated as of March 8, 2023, by and among Diversey Holdings, Ltd., Olympus Water Holdings IV, L.P. and Diamond Merger Limited (included as Annex A to the Proxy Statement and incorporated herein by reference).
(d)(ii)	Voting Agreement, dated as of March 8, 2023, by and among the Olympus Water Holdings IV, L.P., BCPE Diamond Cayman Holding Limited and Diversey Holdings, Ltd. (included as Annex C to the Proxy Statement and incorporated herein by reference).
(d)(iii)	Rollover Contribution Agreement, dated as of March 8, 2023, by and among Olympus Water Holdings I, L.P., acting by its general partner, Olympus Water Holdings Limited, and the investors listed on Schedule I thereto (included as Annex D to the Proxy Statement and incorporated herein by reference).
(d)(iv)	Tax Indemnity Agreement, dated as of March 8, 2023, by and among the Olympus Water Holdings IV, L.P., Diamond Merger Limited, Diversey Holdings, Ltd., Diversey Holdings I (UK), Olympus Water Holdings I, L.P., the BCPE Diamond Investor, LP, and BCPE Diamond Cayman Holding Limited (included as Annex E to the Proxy Statement and incorporated herein by reference).
(d)(v)	Tax Receivable Termination Agreement, dated as of March 8, 2023, by and among Diversey Holdings, Ltd., Diversey Holdings I (UK) and BCPE Diamond Cayman Holding Limited (included as Annex F to the Proxy Statement and incorporated herein by reference).
(d)(vi)	Equity Commitment Letter, dated as of March 8, 2023 (as amended modified or supplemented (including by waiver or consent) from time to time), by and among Olympus Water Holdings IV, L.P., Platinum Equity Capital Partners IV, L.P. and Platinum Equity Capital Partners V, L.P.
(d)(vii)	Limited Guarantee, dated March 8, 2023, between Platinum Capital Partners IV, L.P., Platinum Equity Capital Partners V, L.P. and Diversey Holdings, Ltd.
(f)	Section 238 of the Companies Act (2023 Revision) of the Cayman Islands (included as Annex H to the Proxy Statement and incorporated herein by reference).
(g)	None.
107	Filing Fee Table.

SIGNATURES
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DIVERSEY HOLDINGS, LTD.
By:
/s/ Philip Wieland

Name:
Philip Wieland

Title:
Chief Executive Officer

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
OLYMPUS WATER HOLDINGS IV, L.P.
By: Olympus Water Holdings Limited
Its: General Partner
By:
/s/ Mary Ann Sigler

Name:
Mary Ann Sigler

Title:
Director

DIAMOND MERGER LIMITED
By:
/s/ Mary Ann Sigler

Name:
Mary Ann Sigler

Title:
Director

PLATINUM EQUITY CAPITAL PARTNERS IV, L.P.
By: Platinum Equity Partners IV, L.P.
Its: General Partner
By: Platinum Equity Partners IV, LLC
Its: General Partner
By:
/s/ Mary Ann Sigler

Name:
Mary Ann Sigler

Title:
Secretary, Vice President and Treasurer

PLATINUM EQUITY CAPITAL PARTNERS V, L.P.
By: Platinum Equity Partners V, L.P.
Its: General Partner
By: Platinum Equity Partners V, LLC
Its: General Partner
By:
/s/ Mary Ann Sigler

Name:
Mary Ann Sigler

Title:
Secretary, Vice President and Treasurer

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
BCPE DIAMOND INVESTOR, LP
By: BCPE Diamond GP, LLC
Its: General Partner
By: Bain Capital Fund XI, L.P.
Its: Managing Member
By: Bain Capital Partners XI, L.P.
Its: General Partner
By: Bain Capital Investors, LLC
Its: General Partner
By:
/s/ Kenneth Hanau

Name:
Kenneth Hanau

Title:
Partner

BCPE DIAMOND GP, LLC
By: Bain Capital Fund XI, L.P.
Its: Managing Member
By: Bain Capital Partners XI, L.P.
Its: General Partner
By: Bain Capital Investors, LLC
Its: General Partner
By:
/s/ Kenneth Hanau

Name:
Kenneth Hanau

Title:
Partner

BAIN CAPITAL FUND XI, L.P.
By: Bain Capital Partners XI, L.P.
Its: General Partner
By: Bain Capital Investors, LLC
Its: General Partner
By:
/s/ Kenneth Hanau

Name:
Kenneth Hanau

Title:
Partner

[Signature Page to SC 13E-3]

BAIN CAPITAL PARTNERS XI, L.P.
By: Bain Capital Investors, LLC
Its: General Partner
By:
/s/ Kenneth Hanau

Name:
Kenneth Hanau

Title:
Partner

BAIN CAPITAL INVESTORS, LLC
By:
/s/ Kenneth Hanau

Name:
Kenneth Hanau

Title:
Partner

[Signature Page to SC 13E-3]